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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period November 25, 2003

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Decisions taken by the Shareholders' Meeting

        Turin, 25 November 2003—The Shareholders' Meeting of SANPAOLO IMI S.p.A., which met today in the registered office in Piazza San Carlo, took the following decisions with respect to the agenda:

/*/    Ordinary Part

  1.
  Resolutions on composition of the Board of Directors.

    The Meeting reconfirmed the Directors Notary Antonio Maria Marocco and M. Anthony Orsatelli for the remaining part of the three year period of office in progress, which shall expire at the date of the Meeting for approval of the accounts for the 2003 financial year. The two Directors, who were due to fall from office pursuant to the provisions of article 2386 of the Civil Code, were co-opted by the Board of Directors on 29 April and 12 September 2003 respectively, following the resignation of Dott. Gabriele Galateri di Genola and M.me Isabelle Bouillot.

/*/    Extraordinary Part

  1.
  Proposed merger by incorporation of Cardine Finanziaria S.p.A. into Sanpaolo Imi S.p.A.; connected resolutions and consequent delegations of powers.

    The Meeting resolved on the merger by incorporation of Cardine Finanziaria S.p.A. into Sanpaolo Imi S.p.A..

    As all of the shares of Cardine Finanziaria are held by Sanpaolo Imi, the transaction shall be effected in compliance with article 2504 of the Civil Code and in accordance with the procedures and conditions contained in the merger project: it shall not be necessary therefore to establish an exchange ratio nor issue or allocate shares. Following the merger all shares of the incorporated company shall be annulled.

    The legal effects of the merger shall commence at the date established in the merger act, while the fiscal effects of the transaction shall commence from 1 January of the year in course at the date of commencement of the legal effects thereof.

    The transaction has already been authorised pursuant to the provisions of Legislative Decree no. 385 dated 1 September 1992 (Consolidated Banking and Credit Act).

  2.
  Proposed amendments to By-laws: art.1, paragraph three (cancel); art.2, paragraph one; art.4, paragraph three (cancel); art.6, paragraphs one, (new) two and seven; art.7, paragraph two; art.8, paragraphs two and three; art.11, paragraphs one and three (cancel); art.12, paragraph four; art.13, paragraph two; art.14, paragraphs two and four; art.15, paragraphs three and five; art.16, paragraphs one and (new) two; art.17, paragraphs four, five, six and eight; art.18, paragraphs one (cancel), two and three; art.19, paragraphs two and (new) nineteen; art.20, paragraph two and art.21, paragraph one.

    The Meeting approved the proposed amendments to the by-laws, largely connected to the updates introduced by the corporate law reform.

    The amendments shall take effect from the date, subsequent to 1 January 2004, on which the clauses shall be registered with the Companies' Register with simultaneous deposit of the by-laws in the new version.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com -Telefax +39 011 555 2989
Dean Quinn (+39 011 555 2593)
Damiano Accattoli (+39 011 555 3590)
Alessia Allemani (+39 011 555 6147)
Andrea Filtri (+39 011 555 6965)
Cristina Montarolo (+39 011 555 5907)
Anna Monticelli (+39 011 555 2526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 25, 2003	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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Decisions taken by the Shareholders' Meeting
SIGNATURES